UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Power Ltd.

On August 6, 2025, ZOOZ Power Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 (the “Press Release”) to this Report on Form 6-K and incorporated by reference herein.

This Report on Form 6-K and the information incorporated by reference into this Report on Form 6-K and the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statement on Form F-3, File Nos. 333-288280, 333-288916 and 333-289655 and 333-290571.

EXHIBIT INDEX

Exhibit No.	Description
99.1	ZOOZ Purchases 329 Bitcoin valued at $40 Million, Bringing Total Holding to 854 Bitcoin Valued at More than $100m

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZOOZ Power Ltd.

Date: October 6, 2025	By:	/s/ Jordan Fried
	Name:	Jordan Fried
	Title:	Chief Executive Officer